COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 9/3/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT [redacted]

15021157

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

SEC
Mail Processing
Section
SEP 04 2015
Washington DC
404

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: September 3, 2015

By: *[signature]*
Barbara J. Comly, General Counsel

RECEIVED
2015 SEP -8 AM 8:01
SEC / TM

Subscribed and sworn before me this 3rd day of September, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit C

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

D. MIAX Global, LLC

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions:*

Officers of MIAX Global, LLC: [Updated]

Name	**Title**
Thomas P. Gallagher	Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer
Paul Warner	Executive Vice President & Chief Financial Officer
Jeromee Johnson	Executive Vice President & Head of International Market Development

Exhibit F

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below.

1. Member Firm Application Checklist

2. Pre-Application Information Survey **[Updated form attached]**

3. Member Application

4. Market Maker Member Guarantee

5. Give-Up Agreement

6. User Agreement

7. Sponsored Access Agreement

8. Statutory Disqualification Notice

9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant

10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant

11. Exchange Data Agreement

12. Market Data Policies

13. MIAX Data Feed Affiliated Companies List – Schedule A

14. MIAX Data Feed Request – Schedule B

15. MIAX Data Feed Service Facilitator List – Schedule C

16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application

19. Extranet Services Agreement

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

2

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Pre-Application Survey Form

I. **Firm Name:** ____________________
Address: ____________________
City/State/Zip Code: ____________________
Tele #: ____-____-________

II. **Type of Membership**
☐ PrimaryLead Market Maker Member ☐ CRD# :__________
☐ Lead Market Maker Member ☐ DEA :__________
☐ Registered Market Maker Member
☐ Electronic Exchange Member
☐Order Flow ☐Clearing Firm# :__________

III. **Organizational Structure**
☐ Limited Liability Company ☐ Corporation
☐ Partnership ☐ Other: __________

IV. **Business and Operating Information**
☐ Type of trading activities:____________________
____
☐ Description of market maker, order routing and processing systems:____________________
____

Application Contact:
Name: ____________________ Title:____________________
Tele #: ____-____-________ Email: ____________________

Technical Contact:
Name: ____________________ Title:____________________
Tele #: ____-____-________ Email: ____________________

Trading Contact:
Name: ____________________ Title:__________
Tele #: ____-____-________ Email: ____________________

Market Maker Business Unit Name: ____________________
Name: ____________________ Title:____________________
Tele #: ____-____-________ Email: ____________________

Order Flow Provider Business Unit Name: ____________________
Name: ____________________ Title:____________________
Tele #: ____-____-________ Email: ____________________

Clearance Business Unit Name:____________________
Name: ____________________ Title:____________________
Tele #: ____-____-________ Email: ____________________

- Will your firm require connectivity to the MIAX? YES☐ NO☐
- Will your firm be routing orders to the MIAX through another firm? YES☐ NO☐
  Explain: ____________________
  ____
- Will your firm be doing a public business? YES☐ NO☐
- Will your firm receive Market Data from the MIAX? YES☐ NO☐
- Is your firm (or an affiliate) publicly traded? YES☐ NO☐
  SYMBOL:________

Exhibit J

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel & Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management

Name	**Title**
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of September 2, 2015 including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firms 44 **As of 02-Sep-15**

ABN AMRO CLEARING CHICAGO LLC				Approval Date:	3/7/2013
175 West Jackson Blvd., Ste. 400				Membership Type:	
Chicago	IL	60604	Tele #: (312) 604-8000	ELECTRONIC EXCHANGE MEMBER: CLEARANCE	
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC				Approval Date:	12/7/2012
11 Ewall Street				Membership Type:	
Mt. Pleasant	SC	29464	Tele #: (843) 789-2080	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
BARCLAYS CAPITAL INC.				Approval Date:	12/7/2012
745 Seventh Avenue				Membership Type:	
New York	NY	10019	Tele #: (212) 526-7000	ALL MEMBERSHIPS	
BMO CAPITAL MARKETS CORP.				Approval Date:	10/10/2014
3 Times Square, 27th Floor				Membership Type:	
New York	NY	10036	Tele #: (212) 885-4000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
BNP PARIBAS SECURITIES CORP.				Approval Date:	4/21/2014
787 Seventh Avenue				Membership Type:	
New York	NY	10019	Tele #: (212) 841-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
CITADEL SECURITIES LLC				Approval Date:	12/7/2012
131 South Dearborn Street				Membership Type:	
Chicago	IL	60603	Tele #: (312) 395-2100	PL/EEM: ORD FLOW	
COMPASS PROFESSIONAL SERVICES, LLC				Approval Date:	12/7/2012
111 W. Jackson Blvd., 20th Fl.				Membership Type:	
Chicago	IL	60604	Tele #: (312) 692-5000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
CONVERGEX EXECUTION SOLUTIONS LLC				Approval Date:	12/1/2014
1633 Broadway, 48th Floor				Membership Type:	
New York	NY	10019	Tele #: (212) 486-7500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
CREDIT SUISSE SECURITIES (USA) LLC				Approval Date:	12/7/2012
11 Madison Avenue, 3rd Fl.				Membership Type:	
New York	NY	10010	Tele #: (212) 325-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
DASH FINANCIAL LLC				Approval Date:	12/7/2012
910 Van Buren Street, 4th Fl.				Membership Type:	
Chicago	IL	60607	Tele #: (847) 550-1730	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
DEUTSCHE BANK SECURITIES INC.				Approval Date:	1/25/2013
60 Wall Street				Membership Type:	
New York	NY	10005	Tele #: (212) 250-2500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
DRW SECURITIES, L.L.C.				Approval Date:	8/31/2015
540 West Madison, Ste. 2500				Membership Type:	
Chicago	NY	60661	Tele #: (312) 542-3231	EEM: ORDER FLOW	
GLOBAL EXECUTION BROKERS, LP				Approval Date:	12/7/2012
401 City Avenue, Ste. 200				Membership Type:	
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	EEM: ORDER FLOW	
GOLDMAN SACHS EXECUTION & CLEARING, L.P.				Approval Date:	12/7/2012
200 West Street				Membership Type:	
New York	NY	10282	Tele #: (212) 902-1000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	

GOLDMAN, SACHS & CO.				Approval Date:	1/15/2013
200 West Street				Membership Type:	
New York	NY	10282	Tele #: (212) 902-1000	ALL MEMBERSHIPS	
GROUP ONE TRADING LP				Approval Date:	10/20/2014
440 South La Salle, Ste. 3232				Membership Type:	
Chicago	IL	60605	Tele #: (312) 347-8864	PL/L/RMM/EEM: ORD FLOW	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date:	8/26/2014
233 South Wacker Drive, #4300				Membership Type:	
Chicago	IL	60606	Tele #: (312) 244-3300	RMM	
INSTINET, LLC				Approval Date:	3/27/2013
1095 Avenue of the Americas				Membership Type:	
New York	NY	10036	Tele #: (212) 310-9500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC				Approval Date:	12/7/2012
One Pickwick Plaza, 2nd Fl.				Membership Type:	
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
ITG DERIVATIVES LLC				Approval Date:	12/7/2012
601 S. LaSalle, Ste. 300				Membership Type:	
Chicago	IL	60606	Tele #: (312) 935-0125	EEM: ORDER FLOW	
J.P. MORGAN CLEARING CORP.				Approval Date:	12/7/2012
3 Chase Metrotech Center				Membership Type:	
Brooklyn	NY	11245	Tele #: (347) 643-1000	EEM: CLEARANCE	
J.P. MORGAN SECURITIES LLC				Approval Date:	12/7/2012
383 Madison Avenue				Membership Type:	
New York	NY	10179	Tele #: (201) 595-8471	EEM: ORDER FLOW	
JEFFERIES LLC				Approval Date:	9/15/2014
520 Madison Avenue				Membership Type:	
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
KCG AMERICAS LLC				Approval Date:	12/7/2012
545 Washington Boulevard				Membership Type:	
Jersey City	NJ	07310	Tele #: (201) 386-2891	ALL MEMBERSHIPS	
LEK SECURITIES CORPORATION				Approval Date:	6/5/2014
1 Liberty Plaza, 165 Broadway, 52nd Fl				Membership Type:	
New York	NY	10006	Tele #: (212) 509-2300	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
LIME BROKERAGE LLC				Approval Date:	12/7/2012
625 Broadway, 12th Fl.				Membership Type:	
New York	NY	10012	Tele #: (212) 824-5000	EEM: ORDER FLOW	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date:	12/7/2012
One Bryant Park, 6th Fl.				Membership Type:	
New York	NY	10036	Tele #: (646) 743-1295	EEM: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date:	12/7/2012
One Bryant Park				Membership Type:	
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC				Approval Date:	12/7/2012
1585 Broadway				Membership Type:	
New York	NY	10036	Tele #: (212) 761-4000	ALL MEMBERSHIPS	
OPTIVER US LLC				Approval Date:	1/27/2015
130 E. Randolph Street, Ste. 1300				Membership Type:	
Chicago	IL	60601	Tele #: (312) 821-9500	RMM	
PEAK6 CAPITAL MANAGEMENT LLC				Approval Date:	7/22/2015
141 W. Jackson Blvd., Ste. 500				Membership Type:	
Chicago	IL	60604	Tele #: (312) 444-8700	EEM: ORDER FLOW	

PERSHING LLC				Approval Date:	3/12/2013
1 Pershing Plaza, 10th Fl.				Membership Type:	
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
QUANTLAB SECURITIES, LP				Approval Date:	4/7/2015
4200 Montrose Blvd., Ste. 200				Membership Type:	
Houston	TX	77006	Tele #: (713) 333-3700	EEM: ORDER FLOW	
SIMPLEX TRADING, LLC				Approval Date:	9/20/2013
230 So. LaSalle St., Ste. 4-100				Membership Type:	
Chicago	IL	60604	Tele #: (312) 360-2440	EEM: ORDER FLOW	
SOUTHWEST SECURITIES, INC.				Approval Date:	2/8/2013
1201 Elm Street, Ste. 3500				Membership Type:	
Dallas	TX	75270	Tele #: (214) 859-1800	EEM: CLEARANCE	
SUSQUEHANNA SECURITIES				Approval Date:	12/7/2012
401 City Avenue, Ste. 220				Membership Type:	
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	PLMM	
TIMBER HILL LLC				Approval Date:	12/7/2012
One Pickwick Plaza, Ste. 200				Membership Type:	
Greenwich	CT	06830	Tele #: (203) 618-5800	PL/L/RMM/EEM: CLEAR	
UBS SECURITIES LLC				Approval Date:	12/7/2012
677 Washington Boulevard				Membership Type:	
Stamford	CT	06901	Tele #: (203) 719-3000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
VOLANT LIQUIDITY, LLC				Approval Date:	5/31/2013
7 World Trade Center, Ste. 3301				Membership Type:	
New York	NY	10007	Tele #: (646) 484-3000	LEAD/REG MM/EEM: ORD FLOW	
WALLEYE TRADING LLC				Approval Date:	5/13/2015
2800 Niagara Lane North				Membership Type:	
Plymouth	MN	55447	Tele #: (952) 345-6611	EEM: ORDER FLOW	
WEDBUSH SECURITIES INC.				Approval Date:	12/7/2012
1000 Wilshire Boulevard				Membership Type:	
Los Angeles	CA	90017	Tele #: (213) 688-8090	EEM: CLEARANCE	
WELLS FARGO SECURITIES, LLC				Approval Date:	4/11/2014
550 South Tryon Street, 6th Floor				Membership Type:	
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC				Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type:	
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE	
WOLVERINE TRADING, LLC				Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type:	
Chicago	IL	60604	Tele #: (312) 884-3490	PL/LMM	

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

9/3/2015

ORIGIN ID:PRIA (609) 897-8174
BARBARA J. COMLY, ESQ.
MIAMI INTERNATIONAL HOLDINGS, INC.
7 ROSZEL ROAD, 5TH FL

PRINCETON, NJ 08540
UNITED STATES US

SHIP DATE: 03SEP15
ACTWGT: 0.50 LB
CAD: 104672866/INET3670

BILL SENDER

TO CHRIS GROBBEL
SECURITIES & EXCHANGE COMMISSION
DIV OF TRADING & MARKETS
100 F STREET NE
WASHINGTON DC 20549

(609) 897-8174 REF:
INV:
PO: DEPT:

539J2/CBB9/31D0

FedEx Express

E

FRI - 04 SEP 10:30A
PRIORITY OVERNIGHT

TRK# 0201 7744 3794 9601

20549
IAD

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202 551 5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
Sender Name:

774437949601
9/4/2015 9:58:49 AM